[redacted]

SECU[barcode]SION

13026089

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 3368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARTHUR W. WOOD COMPANY, INC.

wood (Arthur W.) company, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CONGRESS STREET, SUITE 300

(No. and Street)

BOSTON, MA 02109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN HUNNIBELL KENNEDY (617)542-0500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID KREKORIAN CPA LTD

(Name – *if individual, state last, first, middle name*)

1615 PONTIAC AVENUE, CRANSTON, RI 02920

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 30 2013

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/6/13 KW 8/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL F. TESTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARTHUR W. WOOD COMPANY, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN HUMMELL KENNEDY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 28, 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC AND SUBSIDIARY

FINANCIAL STATEMENT

DECEMBER 31, 2012

DAVID KREKORIAN CPA LTD
1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET

DAVID KREKORIAN CPA LTD

1615 Pontiac Avenue
Cranston, RI 02920
Phone: (401) 463-3003
Fax: (401) 463-5563
Dave@DpkCpa.Net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

I have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) as of December 31, 2012. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

February 22, 2013

ARTHUR W. WOOD COMPANY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

ASSETS		
Cash and cash equivalents	$	51,565
Deposit in clearing organization		50,000
Accounts receivable:		
Brokers and dealers		71,694
Officers		2,300
Securities owned:		
Marketable, at market value		0
Not readily marketable, at fair value		1,500
Furniture and office equipment, at cost		
Less, accumulated depreciation of $ 12,151		3,140
Deferred income taxes		176,984
Other assets		19,217
TOTAL ASSETS	$	376,400

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income tax payable	$	1,607
Payroll taxes payable		45,651
Accrued commissions		43,490
Accrued expenses and other liabilities		28,803
TOTAL LIABILITIES		119,551
STOCKHOLDERS' EQUITY		
Common stock, $ 50 par value; 2,000 shares authorized and issued, 1,750 shares outstanding		100,000
Additional paid-in capital		210,439
Retained earnings		(53,590)
TOTAL STOCKHOLDERS' EQUITY		256,849
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	376,400

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2012

1. Organization and Nature of Business

The Company is registered as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory (FINRA). The Company is engaged in the trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $ 50 par value common stock. At December 31, 2012, 1750 shares are issued and outstanding. The Company has offices in Boston, Massachusetts and Meriden, Connecticut. All transactions are processed through the Boston office.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, A. W. Wood Insurance Agency, Inc. The Company operates as a securities broker dealer which includes securities transactions, investment banking and investment advisory services. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising Expense
The Company expenses advertising as incurred. Advertising expense was $ -0- for the year ended December 31, 2012.

Commission Income
Commission income and related clearing expenses are recorded on a settlement date basis, which is generally three business days after trade date, which approximates income and expenses on a trade date basis.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a prorata basis.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $ 3,057.

Income Taxes

The Company and its subsidiary are included in a consolidated federal income tax return. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

3. Clearing Organization

The Company has an agreement with Pershing LLC (Pershing) to clear transactions on a fully disclosed basis for accounts of the Company and its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly and quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notifies Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, within 30 days prior written notice to the other party.

4. Loans to Shareholder

Loans receivable from officer were $ 2,300. The loans are unsecured and accrue interest at 1- 2 % annually. Repayment is scheduled for 2013.

5. Securities Owned and Sold, Not Yet Purchased

At December 31, 2012, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $ -0- .

6. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the inputs to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset either directly or indirectly.

Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3
Securities – not readily marketable	$ -0-	$ -0-	$ 1,500

7. Lease Commitments

The Company leases office space in Boston, Massachusetts through February, 2013 and Meriden, Connecticut through May, 2014. Annual rent expense is approximately $ 150,000 and $ 22,000, respectively. The Company also leases office equipment. A schedule of future minimum lease payments is as follows:

For the years ended December 31,	
2013	$ 76,900
2014	20,600
2015	8,600
2016	1,400

8. Related Party Transactions

The Company is the sole owner of a subsidiary, "A.W. Wood Insurance Agency, Inc.", which is licensed required by the State of Massachusetts to sell certain insurance products. All revenues and expenses are reflected in the operations of Arthur W. Wood Company, Inc.

9. Income Taxes

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefits. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2012, the Company has loss carryforwards of approximately $ 522,000 for federal and $ 326,000 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the years ending December 31:

Federal		State	
2019	$ 54,211	2014	$ 228,614
2020	78,335	2015	17,004
2021	27,140	2016	40,000
2022	38,208	2017	40,000
2024	228,777		
2025	17,978		
2026	40,000		
2027	40,000		

The provision for (benefit of) income taxes for the year ended December 31, 2012 consist of the following:

Current:	
Federal	$ --
State	1,587
Total Current	$ 1,587
Deferred:	
Federal	$ 0
State	(3,490)
Total Deferred	(3,490)
Total Net Provision for (Benefit of) Taxes	$ (1,903)

9. Income Taxes (continued)

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2012. The U.S. Federal income tax returns prior to fiscal year 2009 are closed. U.S. State jurisdictions have statues of limitations that generally range from three to five years. The tax returns are currently not under examination in any U.S. Federal or state jurisdiction.

10. Contingent Liability

The company is a defendant in a lawsuit brought by a former employee. Management intends to vigorously defend this suit and expects no losses.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company has net capital of $ 53,709 which was $ 7,974 in excess of its required net capital of $ 45,735. The Company's net capital ratio was 2.22 to 1.

12. Cash Segregated Under Federal and Other Regulations

The Company is exempt from establishing segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing, LLC, a clearing agent, on a fully disclosed basis.

13. Subsequent Events Evaluation

Subsequent events were evaluated through February 22, 2013, which is the date of the financial statements were available to be issued. No transactions or events need to be reflected in this financial statement.

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts 02109

In planning and performing my audit of the consolidated financial statements of Arthur W. Wood Company, Inc. and Subsidiary, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing my opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Arthur W Wood, Inc, the SEC, Financial Industry regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013

DAVID KREKORIAN CPA LTD
1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET